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                          November 8, 2022

       Rex Merchant
       Chief Financial Officer
       Anebulo Pharmaceuticals, Inc.
       1415 Ranch Road 620 South, Suite 201
       Lakeway, TX 78734

                                                        Re: Anebulo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 2,
2022
                                                            File No. 333-268113

       Dear Rex Merchant:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ken Rollins, Esq.